Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

The following is a transcript of a video from an analyst conference call which took place on July 23, 2007 and was posted on the Barclays-ABN AMRO transaction website

Marcus Agius: Good morning, ladies and gentlemen. Let’s get going. When I became Chairman of Barclays at the beginning of the year, I knew the Bank was going pretty well and I knew there was no shortage of ambition, but nothing then could have led me to expect the power of this morning’s announcement, which is absolutely fantastic for the Bank under any circumstances, and is terrific in the context of the bid. So with no further ado I’m going to pass you over to John and he’ll give you all the details. Thank you.

John Varley: Thank you, Marcus, very much, and good morning. Thank you for joining us at short notice. We’ve got four things that we want to talk about today. A further development in the strategic transformation of Barclays through the ground breaking partnership with state owned China Development Bank, strong proof of the effective delivery of strategy in our first half trading performance, a total of 13.4 billion euros of new equity investment into Barclays by China Development Bank and by Temasek, the investment company owned by the Singaporean Ministry of Finance, and improved terms in our offer to ABM AMRO shareholders. I’d like to start, if I may, by explaining the strategic context for today’s announcement and by giving you an update on our current trading. We believe strongly in the trend of globalisation in financial services, and we believe that the sources of growth in the global financial services industry are very clear. Our strategy, as you know, is to position Barclays to capture higher profit growth from those trends. We believe that the universal banking model is the one which maximises opportunities to serve customers and clients, because it enables us to offer specialist capabilities at an advantage cost of leads generation and service. It also maximises returns to shareholders by optimising the capital required to support the business. The strategy of Barclays during the last years has been one of pursuing higher profit growth by diversifying our earnings. And as you know, the Barclays of today is a very different bank from the Barclays of ten, or even five, years ago. Then we were predominantly a UK clearing bank. We’ve pursued a radical increase in the profit growth of Barclays by making a significant change in the compositional mix of the portfolio, and by maximising the alignment of Barclays with sources of growth in the industry. So we’ve sought and achieved exposure to higher growth businesses and markets, hence our largely organic development of Barclays Capital and Barclays Global Investors; hence the steps that we’ve taken to grow our international cards business in the United States and elsewhere. And hence the acquisitions of Banco Zaragozano and of our controlling stake in Absa.

Our internationalisation strategy has helped us to increase the proportion of profits we generate from outside the United Kingdom from 20% to 50% and this has enabled us to double our pre tax profits during recent years. Our first half performance in 2007 extends this trend, with profits up 12%, earnings per share up 14%, and dividends up 10%. I’m very pleased with this, not least because it comes on top of the outstanding 25% growth in earnings that we reported in the first half of 2006. The results include good breadth of income growth across the portfolio, but I single out Barclays Capital which delivered another sparkling performance, with income up over 20% and profit up over 30%, generated by two consecutive record quarters. I am also pleased that profits in both UK Retail Banking and UK Business Banking were up 9% and that we’re on track to deliver on our commitment of a further 2% improvement in the cost income ratio in 2007. That’s in addition to the 6% aggregate improvement already delivered in 2005 and 2006.

I ask you to hold fire on detailed questions about the first half numbers until next week, when we will publish our usual full interim results document and have the usual results meeting. You’ve heard me talk before about looking East and of Barclays seeking more exposure to Asia. We’re announcing today a partnership with China Development Bank which is a significant development for Barclays, and which will enable us further to accelerate the strategies that I’ve just outlined. CDB is one of the premier government sponsored financial institutions in China and our partnership, structured through a memorandum of understanding which we’ve together signed this morning, will provide unprecedented access to the Chinese market and to Chinese companies as they do business around the world. CDB is focused on infrastructure, petrol-chemicals, telecommunications, and exports. Its mission is to facilitate economic growth in China by supporting the state of China and Chinese corporations in their domestic and international activities. The partnership will create a substantial opportunity for earnings growth in Barclays. This is an exclusive agreement, and China Development Bank will not enter into a similar collaboration with any other major banking institution with global operations. We think that the opportunities to make money together are substantial. We are already active in China and this will give our businesses a significant uplift. And I’m going to ask Bob Diamond to talk further about this in just a moment. Whilst the earnings impact of the new partnership with the China Development Bank will be bigger still if the ABN Amro transaction completed, the partnership is not conditional on the larger deal. CDB will still be making a big investment in Barclays and our partnership agreement proceeds, irrespective of the deal outcome.

We’re also announcing today, as you’ve seen, that Temasek Holdings will become a major shareholder in Barclays. Barclays has a strong relationship with Temasek which is one of the most sophisticated and successful equity investors in the world. Temasek has specialism in the financial services sector which comprises about 35% of its total portfolio and includes investments in 14 banks. We regard to Temasek’s investment and significant demonstration of commitment to our long term growth prospects from a very well informed and discerning investor. Barclays has an important presence in Singapore today; it’s a major hub for our Asian business, and it’s the location for global service operations supporting many of our businesses around the world. It’s a particularly good place to locate key functions because of the supply of highly skilled people.

The arrangements with CDB and Temasek were orchestrated by Barclays Capital. It was through BarCap’s knowledge and relationships that we gained this access. Once again we have a clear demonstration of the benefit to the Barclays Group of having a world class investment bank in our family. China Development Bank and Temasek will together commit 13.4 billion euros of new equity. The scale of this commitment is a very tangible demonstration of their confidence in our strategy and in our prospects. But it’s also a clear signal of their confidence in the ABN Amro transaction and the way in which it will deliver incremental growth and incremental returns. The new equity funding comprises a firm placing at £7.20 per share which will take place now. The larger part of the investment by CDB and Temasek will be conditional of the deal completing and that placing will be at £7.40 per share. In addition CDB and Temasek will receive warrants struck at £7.80 conditional on the ABN AMRO offer completing.

Now, by any standards the amount raised here is substantial and would not have been available on these terms through the conventional institutional market. I said earlier that we’ve been thoughtful about the structure of our new equity issuance. We’ve been guided here by six imperatives. We wanted to avoid issuing shares at a discount. We wanted to manage tightly the costs of new issuance, but at the same time we wanted to have certainty. We wanted to ensure that our shareholders could participate in the new issue and to immunise them from the diluted impact of the firm placing. We wanted to increase the percentage participation by our existing shareholders in the new Barclays and we wanted to be certain that the revised offer continued to satisfy the stringent economic tests that we apply to mergers and acquisitions activity. We’ve achieved each of those objectives. We’ll initiate buy back of up to 3.6 billion euros, which will offset the stock issued in the unconditional placing and it’s intended to minimise the diluted effect of the placing on our existing shareholders. We recognise that some of our current shareholders may want to participate in this transaction on these terms to maintain their weighting in the enlarged company. So up to 2.5 billion euros of the conditional placing will be available for clawback outside the United States, targeted at existing Barclays’ shareholders, at £7.40 per share, the same price at which CDB and Temasek are subscribing. If existing shareholders do not take up the claw back, CDB and Temasek have committed to take this stock.

The percentage of the enlarged Barclays owned by our existing shareholders will be 57% if they take up the claw back opportunity, which is up from 52% in the first offer. China Development Bank’s shareholding will be between 6% and 8% of the combined entity and Temasek’s shareholding will be between 2.4% and 2.9%.

We’re also announcing today an improved offer to ABN AMRO shareholders, including the introduction of 24.8 billion euros of cash into the consideration mix. This will provide a flexible alternative for those ABN AMRO shareholders who do not want to take equity. The total cash contribution of some 25 billion euros has been funded from three sources; the conditional placing to CDB and Temasek, which amounts to about 10 billion euros; the use of the net proceeds from the LaSalle sale, which amounts to about 12 billion euros; and cash from existing Barclays resources which amount to 3 billion euros. The new offer is 2.13 shares in Barclays plus 13.15 euros in cash for every ABN Amro share. In addition ABN Amro shareholders will have the right to participate in our final dividend, having already received the ABN AMRO interim dividend.

We’ll offer a mix and match facility to try to accommodate shareholders’ preference for cash or shares. The big driver of the value of our offer is our stock price. Ultimately what will matter is where our stock is trading at the time ABN AMRO shareholders make their decision. ABN AMRO shareholders who accept Barclays shares will have the opportunity to participate in the substantial upside from our growth potential as well as the significant uplift in dividend per share.

It’s, of course, fundamental that our offer provides attractive financial returns to Barclays shareholders; this has been the driver of our actions. On these new terms the financial metrics are attractive to Barclays shareholders and continue to meet the tough tests that I referred to a moment ago, which are summarised on this slide. 5% accretion to cash earnings per share; a significantly positive contribution to economic profits and a cash return on investment of 13%, all in year three. The internal rate of return for our shareholders over a three year period, should be in the high teens without a significant re-rating of our shares. If the market re-values us more in line with our international peers, then shareholders would see substantial further upside. We’ve said consistently that we will only pursue the ABN AMRO merger if the economics makes sense. They do. The imperatives of financial discipline and shareholder value creation have been front of mind, as we’ve constructed this new offer. The financial metrics are based on an unchanged synergy target of 3.5 billion euros and you’ve heard us say that the synergies are conservatively fixed. We take very seriously the commitment that we’ve made in issuing our synergy forecast. We will deliver the cost benefits of 2.8 billion euros and also the revenue benefits of 700 million euros that we’ve promised. But the synergy story and economic opportunity generated by this merger is not one of cost rationalisation. It’s a story led by revenue growth through time and that story is in no sense fully dimensioned by the published synergy numbers, we would expect to outperform those targets and that’s before the impact of the incremental earnings opportunity that is created by today’s announcement. We have not quantified the financial benefits that we expect to accrue from the relationship with China Development Bank. However, we expect these to be material and we therefore expect the synergy opportunity to be larger than we have currently assumed. The extra CDB related synergy opportunity unlocked by the merger with ABN AMRO is most obvious in the area of trade finance and international payments. This is an area where ABN AMRO is world leader. One of CDB’s key activities is to work with Chinese companies operating all around the world. This is a home run. And this is upside to the EPS accretion that we’ve published today. In the area of capital structure, we have taken account of the cash generative nature of the combined business, creating an efficient but conservative capital framework, consistent with the model in Barclays today. Our equity tier one ratio consequent on the revised offer will be just over 5% on closing but we plan to build this back to 5.25% within two years. Our target tier one ratio is 7.5% and we expect to be close to this on the outset. We have discussed this plan with the rating agencies and we expect there to be no pressure on the AA rating which is central to our capital network strategy. I’ll hand over to Bob now who will talk more about the opportunities that our partnership with CDB will create and when he is finished I’ll summarise before we take your questions. Thank you. Bob.

Bob Diamond: Thanks, John. John has asked me to say a few words and try to bring to life, a little bit, the strategic partnership that we signed earlier today with the China Development Bank but let me first try and put this in just a little bit of context and then let me go through some specific examples of how this would work. The context is really the same context is we are approaching the ABN merger with and it’s the same thing that John talked to you about when we announced our deal with ABN AMRO and that’s that everything we do in this regard is an extension and acceleration of the strategy that you’ve all seen in place for a number of years. This is the same universal banking model, this is the same balance and growth in global retail and commercial banking balanced with investment banking and investment management. This is the same looking east that John has talked about, this is the same delivering strong returns and this is the same increasing our earnings from outside the UK. The second thing John emphasised, the merger of Barclays and ABN is about unlocking value. This is not a domestic cost cutting strategy, this is not a bust up strategy. We are trying to find ways, in this merger, to unlock value to create forward earnings more significant that you would get from either organisation as a standalone. That’s exactly the context I want you to think about, the strategic partnership with China Development Bank. It’s not any change of strategy, in fact it’s an acceleration of strategy, it’s strategic breakout for us China and Asia. And it’s about unlocking value. What I want you to think about when I give you these examples is, what’s the forward earnings impact which we think is terrific about this strategic partnership. So what is the opportunity? The opportunity is unique and it is unconditional. The opportunity is going to give Barclays unprecedented access to clients of China. It’s exclusive to Barclays as an international bank. No other international bank will get an agreement like this and it both deepens and broadens an already strong set of businesses in China and Asia, both on the Barclays side as well as on the ABN AMRO side. So let me give you five very clear examples of why we are so excited about this partnership. First asset management. Looking at BGI, the number one manager of institutional assets in the world, both passive and active, both fixed income and equity, it’s increasingly retail targeted products, the number one for either of its exchange traded funds. BGI is also one of only three foreign managers that is currently managing external equities for the foreign currency reserves in China. And as part of this strategic partnership BGI is now specifically identified, as a preferred supplier for the China Development Bank and asset management. The second one is commodities. We know that BarCap is top three in the world, number one in Europe in commodities and this is an opportunity for us to be number one in China and in Asia. You also know that both metals and natural resources are strategic industries in China. This is very, very important, in fact with research, you may have read from BarCap, shows that China has recently passed Western Europe, the US and Japan in terms of demand for metals. China, today, is the largest consumer of industrial metals in the world, China today is the second largest consumer of oil in the world. China, today is right up there with the US on a consumption of most agricultural products and China is now the largest steel producer and largest steel exporter in the world. What we have agreed with the China Development Bank is we are going to work together to create the leading provider of commodity solutions for corporates in China and if you think about what I just went through and you think about the needs for them to manage the price risk in these industries and if you think about the significance of the Bar-Cap commodities business that you have seen grow over the years, this is a home run. The third one is about joint business development and joint clients and the best example I can give you again, is if you think about the China Development Bank and the responsibility they have to work with corporates in China, both domestically and internationally, and their willingness to introduce Barclays Capital to be able to work on the risk management and financing solutions that are at the heart of what Barclays Capital does, this is access, unprecedented access to both private and state owned corporates in China. The fourth one is about Africa, this is very, very important to both sides. Barclays is the leading international bank in Africa. We have well over 1,000 branches, we are going to open a couple hundred more next year. If you look at the China/Africa trade flows, imports from African and China increased 4 fold in the last four years to 21 billion while exports to Africa tripled to almost 20 billion. Barclays, being the leading bank in Africa, this agreement provides the opportunity for us to provide the commercial banking services that the corporates that are doing the export/import business with Africa need. And lastly John touched on the global payments and trade finance opportunities with China. The ABN AMRO Barclays combination is top three in the world in providing trade processing and global payments. And if you think about the opportunities I’ve just talked about with Africa, but if you also think about Brazil and so many of the other developing economies and the footprint that the combined ABN Barclays has to be able to provide trade processing and international payments and in so many of the areas back to back, because we have Barclays branches and Barclays ABN branches in both, this is the fifth opportunity that we will be working with, there is many others, but I wanted to pick out five so you could get a bit of a sense and if I come back to the very, very beginning, to another example, but this is a strategic opportunity not just a cost cutting domestic consolidation opportunity. Both for ABN AMRO and Barclays as well as the combined entity with the opportunities in China. It is also a huge opportunity to unlock value, the opportunity to create forward streams of profits due to this transaction, are significant. And I finish by saying what bank, what management team has been better at executing on and monetising opportunities like this than Barclays? Thanks.

John Varley: Thank you Bob. So I’m just going to recap and then we’ll take your questions. We have announced an important partnership with CDB which we have just talked about. This is going to provide us with excellent access to China and Chinese corporates around the world. We have attracted €13.4 billion of new investment from two marquee names from Asia and that’s a powerful signal of commitment to our strategy and our prospects. We have funded the… we have structured the equity funding carefully and that reflects changing patterns in world financial flows. We have improved our offer for ABN AMRO by introducing €25 billion of cash and this should accommodate those ABN AMRO shareholders who want cash rather than a long term participation in the merged entity. And at the same time we have been careful to protect the economics for Barclays shareholders by maintaining the financial disciplines that have been consistent throughout out this transaction. Barclays shareholders will have a larger percentage of the overall entity than in our original offer. Our shareholders will have the opportunity of participating in a new equity funding but we are not reliant on the markets to source the cash for our offer, we believe that the ABN AMRO deal will enable us to accelerate the implementation of our strategy. It fits squarely in our existing strategy, this will enable acceleration and we believe that this new offer creates the conditions for us to succeed. As you can see, Bob and I are joined on stage by Chris Lucas, the group finance director and by his predecessor Naguib Kheraj who is running the transaction team on the ABN AMRO deal. I should say that Frits is our anchorman on the ground in Amsterdam this morning. We’re very happy to take your questions, thank you again for being with us.

John-Paul Crutchley: Morning, it’s John-Paul Crutchley from Merrill Lynch. Can I just clarify a couple of things on the way the equity is going to move in terms of issuing shares and buying back? The placement has been done today, or in the near future, the buy back won’t start till the earliest, start of interim results, but there is also a question mark over the timing of that, I ask you just to clarify what the issues are around that and when can we expect that buy back to be completed? I am just trying to get the impact on dilution through the course of the year and, finally, I think I read in the documents that the Chinese Development Bank can buy additional shares in the market, I was just wondering if that’s the case for Temasek as well?

John Varley: Naguib, do you want to just talk about the buy back, first of all?

Naguib Kheraj: Yes, the reason we are not able to start the buy back immediately is because we are not completely cleansed on the interim result until next week, when we put out the full statement. It would be our preference to start the buy back then, we may not be able to start the buy back, due to SEC rules, until our offer either closes or lapses, so we are still working on how we will actually do that, but the principle is to get it done as quickly as possible.

John-Paul Crutchley: In the rebuild of the core equity tier 1 three year period, have you assumed incremental buy backs within that number once the deal closes or do we assume that you will just rebuild that as quickly.

John Varley: Our expectation is it will be about over an 18 month period and we are not assuming buy backs during that 18 month period as we rebuild five and a quarter. Our assumption, thereafter has been… as, in fact, our habitual assumption which is that this is a very cash generative portfolio, the more so with ABN AMRO if we can’t find appropriate homes for surplus cash then our expectations will be that we will buy back stock through time, as we build up surplus beyond the target ratios. On your point about further equity participation by Temasek and CDB, as you see, in the case of CDB, there is a standstill capped at 10% which lasts for a three year period. In the case of Temasek, there is no such arrangement, but I think what we’ve got is substantial investment by both parties. They have the opportunity of moving heavily into the conditional issuance and then there is a further opportunity for them for equity through the issue of warrants.

Mark Thomas: Just in terms of the synergies incremental from having ABN Barclays and CDB, would you anticipate quantifying those at some stage and would the incremental bits with the merger or potential there with ABN, could some of that be shared with ABN shareholders in due course.

John Varley: Well, I think you should take our position this morning as simply indicating that in relation to the existing synergies, we’ve made our commitment, we’ve made our promises, we will honour those. We think that they’re conservative. We expect to outperform and that was a point I made clearly in our remarks. In terms of CDB, we have not quantified, but it is very clear to us that there is a material opportunity through time. I think in terms of how we should calibrate that, that’s something that we will look at through time, but I should say up front because it is significant enough for me to mention it to you today, that in the way that Bob described the heads of understanding and agreement in terms of commercial collaboration are extensive, and that’s why we have the optimism that we have that either Barclays and CDB bilaterally or Barclays CDB and ABN AMRO trilaterally will create earnings accretion through time beyond the earnings accretion to which we’ve committed.

Mark Thomas: Sorry, just to follow up now, presumably a trilateral agreement would have materially higher synergies than a bilateral agreement, so just what’s the incremental benefit and would you be willing to share some of that incremental benefit with ABN shareholders?

John Varley: I think we’re putting a lot of value... indeed we’re putting further value on the table today and I hope... and you can see the announcement that the ABN AMRO Boards have made this morning, because they welcomed the offer. I think they understand fully just as we do the significance of the Asian opportunity. I think what we’ve tried to do in the revised offer is, on the one hand, to protect faithfully the interests of our existing shareholders, but on the other to improve the offer to ABN AMRO shareholders and that is a virtuous circle, but I think it is a real circle.

Peter Toeman: Peter Toeman from HSBC.

John Varley: Morning, Peter.

Peter Toeman: I notice that you have improved the terms for ABN’s shareholders, but you’re still looking at a 13% return on investment capital from the transaction and you still, I think, hold out the possibility that the synergy numbers are shall we say conservatively stated, so am I right in thinking that you’re still keeping your powder dry here for future eventualities?

John Varley: Well, I wouldn’t interpret it in that way. I mean, I think I would say... and I apologise for boring repetition, what I said to Mark a moment ago, which is that what we’ve sought to do particularly to day is to increase a substantial cash component into the overall consideration mix, but we’ve done it in a way that faithfully serves our broader group strategy which is increasing exposure to Asia, and that, in itself, will create legs of growth beyond those we had until we signed the Memorandum of Understanding at, if I can say, at five o’clock this morning. So, we feel very optimistic and we feel that we’re sharing value fully with ABN AMRO shareholders and what I also like about the feature of the construct today, is that the participation by Barclays shareholders has gone up. So why should we go beyond where we’re going today? I think that ABN AMRO shareholders will recognise fully the value of what we’ve put in front of them and the key decision point is the decision in September when they and our shareholders have to vote.

Questioner 4 (name indistinct): Please could you give me three good reasons why ABN shareholders should accept your offer since it is currently lower by more than €2 than that of the competing consortium? Another questions, has the ABN Management Board given you any indication that they are planning to change their recommendation? And, finally, do you have any clause in the agreements with CDB and Temasek that prevents you from raising your offer?

John Varley: Three reasons... then there’s a recommendation, and the last question I will... when we’ve answered the first two, if you don’t mind, I’ll ask you to repeat it. In terms of three reasons, yes, the first is that what we offer in terms of short and long term value to ABN AMRO shareholders is, in our view, significantly superior to what is being offered by the consortium. Paul referred to the fact that this is a build strategy, it’s a growth strategy, it’s a strategy led by revenue. It’s not a deconstruction strategy. It’s not a cost synergy strategy. And the economic opportunity through time between those two alternatives is very different. I believe, and I ask you only to look at the empirical evidence of Barclays’ performance over the course of the last years, I believe that this team can drive very significant value for ABN AMRO shareholders through time, but that is not from cost consolidation. It is from demand led revenue growth. That’s the first point I would say. The second point, I would say, is that the strategic fit and the business fit between the two organisations is extensive and complementary. When you’re looking at the economics of merger, you want to ensure that both the value system of the two organisations and the physical footprint and capabilities of the two organisations are complementary, and you only have to look briefly at the two portfolios to see the striking complementarity of Barclays and ABN. That’s one of the reasons why ABN AMRO has always been at the top of our list in terms of merger partner, because we were so struck by the ability of putting the Barclays product power into the ABN AMRO distribution networks and, again, I point you to a piece of empirical evidence. The fastest growing parts of ABSA as I speak today are the parts of ABSA that are benefiting from Barclays capital management science and leadership and Barclaycard management science and leadership... very sharp growth in those two areas during the course of 2006. And the third thing, I would say, is that I believe that we are delivering certainty as well as value and that is differentiating as between ourselves and the consortium. Shareholders will make their own view up as to the question of certainty in terms of the consideration, in terms of the attitude of regulators. Shareholders will make their own minds up, but I think a point of difference is the certainty with which the value that we represent will be delivered. On the recommendation, where we are is that... I mentioned a moment ago that ABN AMRO had indicated that they welcomed the announcement that we’ve made today. They need to form a view for reasons that we respect here. They need to form a view on where the stock price trades because they need to look at the difference between the headline consortium price and the see through price of the value in our offer through time. The key judgement for them will be, what will that look like when shareholders have to make their decision. So, if you ask me, do I expect to receive their recommendation to our new offer, I do. And if you then ask me, well, is our new offer conditional on achieving their recommendation, it is. Could you repeat your third question?

Questioner 4 (name indistinct): It was if you have any clause in the agreements with CDB and Temasek that prevents you from raising your offer?

Naguib Kheraj: The commitments with Temasek and CDB are predicated on the current offer, so if we change the terms of the offer, we’d have to go back to them to get their agreement to still make their investment.

Sandy Chen: Two questions, one, in terms of Board seats for CDB and Temasek, I understand that each of them will get a board seat in Barclays. Is that going to change, do you think, any of the dynamics, particularly at the level obviously of significant strategic decisions? And, secondly, obviously you’ve accelerated the delivery of the synergies... 08 and 09. Is that being driven mainly by revenue growth...

John Varley: I’ll ask Chris Lucas to cover the synergy phasing point because, you’re right, we have... without changing the total sum of synergies, we have accelerated the delivery. On the point about Board, I think the right way of looking at it... certainly the way we look at it, is to say that the development of our business in Asia is a strategic imperative for Barclays. This is something that we want to achieve and we will achieve, and we will achieve it the better if we have high quality representation from CDB and Temasek on the enlarged Board. That’s what we intend. The way in which we look at Board representation is to try to ensure that the composition of the Board front runs the strategic development and performance of Barclays, is a statement of our ambition in the future, and given the ambitions that we have for Asia, we very much welcome the prospect of each of CDB and Temasek, nominating what we know will be high calibre candidates to join the Barclays Board.

Chris Lucas: And the answer to your second question on synergies revolves around the acceleration of costs synergies rather than revenue, and that really arose from just some further work that the two teams did looking at the assumptions of when they started. The simple example is that under the previous version, the assumption was that the integration planning started on January 1, 2008. Clearly, our view now is that it has started before that, so we have just really re-phased the cost synergies rather than anything else.

John Varley: Are there any further questions in the room? In which event, we’re very grateful to you for coming along. Thank you very much for being with us. We’re available to you by telephone if you want to follow up. Thank you.

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of Barclays offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final documents, however, are not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC’s website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

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